April 15, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Kathy Churko

RE:	ASGI Aurora Opportunities Fund, LLC File No.: 811-22516 ASGI Corbin Multi-Strategy Fund, LLC File No.: 811-22517

Dear Ms. Churko:

We have received the Staff’s comments on the N-CSRs for the fiscal year ended March 31, 2013 (the “N-CSRs”) for ASGI Aurora Opportunities Fund, LLC and ASGI Corbin Multi-Strategy Fund, LLC (the “Funds”) filed with the Commission on June 7, 2013.  The Staff’s comments were received telephonically on April 4, 2014 (the “Comments”).  We respectfully submit this response letter on behalf of the Funds.

The Funds’ responses to the Comments are below and changes noted will be reflected in each Fund’s N-CSR filings going forward.  We believe that the responses are fully responsive to the Staff’s comments, and resolve any matters raised.  We have, for the convenience of the Staff, repeated below the comments followed by the Funds’ response.  Defined terms have the same meanings as used by the Funds in the N-CSRs.

N-CSRs

1.
The amount of the line item for reimbursements due from adviser appears to be accrued over several months (or in any event more than 1 month).  Any reimbursements should be paid on the same schedule on which the management fee is paid.

Response:  Please note that the Funds are no longer operating above their respective expense caps and do not have any outstanding amounts receivable from the Adviser.  To the extent the Adviser is required to reimburse a Fund under the Expense Limitation Agreement in the future, such reimbursements will be paid on the same schedule as the Management Fee.

2.
In the Financial Highlights section, delete the line item “net expenses, excluding interest expense” and instead included as a footnote.  See Form N-2 Item 4, Instruction 16, which requires use of the expenses required to be presented in the Statement of Operations (interest expense).

Response: The requested change will be made.

3.
The Board compensation disclosed in the Statement of Operations does not match the disclosure in footnote 3(d).

Response:  The line item for “Fund Board fees” in the Statement of Operations ($31,250) reflects each Fund’s pro rata share of the fees paid to the Fund Board.  Such amount does not reflect the Fund’s pro rata share of the expenses of the Fund Board for which the Fund Board members are entitled to reimbursement.  Such reimbursable expenses are categorized as expenses (rather than fees) and are included in the line item “Other operating expenses.”  Note 3(d) states “the Fund paid Fund Board fees, including out of pocket expenss” of $49,410.   Accordingly, the figure noted by the Comment in footnote 3(d) ($49,410) provides the total amounts paid to Fund Board, including Fund Board fees and reimbursed expenses, which accounts for the difference noted.  Thus, the Funds do not believe any change is necessary.

4.
In Note 7 (Fair Value Measurements), there is no information about the sensitivity of a fair value measurement of Level 3 assets to changes in unobservable inputs and any interrelationships between those unobservable inputs.  See ASU 2011-04.

Response:  The Funds primarily invest in private collective investment vehicles, as described in each Fund’s registration statement.  The Funds categorize their investments in such collective funds as Level 2 or Level 3 assets depending on a Fund’s ability to redeem the interest in the timeframe stated in footnote 7 of N-CSR.  The Funds value their private investment fund interests using the practical expedient (i.e. the net asset value reported by such funds) in accordance with FASB Accounting Standards Codification 820, as amended by Accounting Standards Update 2009-12.  The disclosure referenced by the Comment is not applicable when using a practical expedient to value underlying fund investments.

5.	In connection with the Funds’ N-CSRs, the Funds acknowledge that:

(1)	the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

(2)	Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

Thank you for your attention to these matters.  If you have any questions, please call me at 617.951.9192 or George Zornada at 617.261.3231.

Very truly yours,

/s/ Douglas Y. Charton
Douglas Y. Charton